[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 10, 2014

VIA EDGAR

Michael Clampitt
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	JGWPT Holdings Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed September 9, 2014 File No. 333-196146

Dear Mr. Clampitt:

On behalf of JGWPT Holdings Inc. (the “Company”), enclosed please find a copy of Amendment No. 3 to Registration Statement on Form S-1, filed on September 10, 2014 (the “Registration Statement”), marked to show changes from Amendment No. 2 to Registration Statement on Form S-1, filed on September 9, 2014.

The changes reflected in the draft include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of September 10, 2014 (the “Comment Letter”). The draft also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

Michael Clampitt, Esq.

Securities and Exchange Commission

September 10, 2014

Plan of Distribution, page 29

1.	Revise the first full paragraph on page 30 to indicate if any seller engages someone to sell their shares, a post-effective amendment will be filed naming the selling agent as an underwriter and disclosing the compensation arrangements. See your undertaking (1) (iii) on page II-3.

In response to the Staff’s comment, the Company has revised page 30 of the Registration Statement.

Please telephone the undersigned at (212) 735-3416 if you have any questions or require any additional information.

Very truly yours,

/s/ Andrea L. Nicolás

Andrea L. Nicolás

cc.	Michael Volley, Securities and Exchange Commission Erin Purnell, Securities and Exchange Commission Stephen Kirkwood, JGWPT Holdings Inc.